RECEIVED

Ferreyros 2008 JUL 29 P 12: 16

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ORGANIZACION
Ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, July 24th 2008

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Please find attached our Financial Statements as of June 30th, 2008, and our management report for that period.

Sincerely yours,

Ferreyros
AUGUSTA PONCE ZIMMERMANN
Departamento de Valores
JEFE

08004048

PROCESSED
JUL 31 2008
THOMSON REUTERS

7/30

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristóbal de Peralta Norte 820 Lima 33 Perú

Declaración de responsabilidad

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 30 de junio del 2008. Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Mariela Garcia de Fabbri
Gerente General

Hugo Sommerkamp M.
Gerente Central de Control Gestión y Sistemas

Patricia Gastelumendi L.
Gerente División de Finanzas

Lima, 24 de julio del 2008

Ferreyros



Segundo trimestre Año 2008

PERFIL DE LA EMPRESA

La actividad de Ferreyros es la importación para la venta y alquiler de bienes de capital, con un reconocido servicio posventa para lo cual tiene almacenes de repuestos y talleres a nivel nacional. La compañía ha ejecutado importantes inversiones en capacitación y entrenamiento del personal técnico, así como en infraestructura de locales y talleres.

Ferreyros tiene la representación de marcas líderes en el mercado, las cuales se encuentran orientadas a distintos sectores económicos.

GESTION COMERCIAL

Las ventas al 2T 2008 ascendieron a US$ 178.7 millones en comparación con las ventas del 2T 2007 que ascendieron a US$ 124.7, destacando las ventas de camiones mineros *Caterpillar* por US$ 15 millones a empresas del sector Gran Minería. Adicionalmente, efectuó ventas de máquinas *Caterpillar* a empresas del sector construcción por US$ 20 millones.

Los productos de la línea *Iveco* obtuvieron en el 2T 2008 un crecimiento de ventas de 187.7% en comparación con el mismo período del año anterior, en las categorías de tractocamiones y volquetes a partir de 16 toneladas y buses de más de 33 asientos. Las ventas de dichas unidades ascendieron a US$ 18 millones.

Ferreyros: Participación de las líneas de producto en las ventas totales
(En porcentajes)



Automotor
14%
Caterpillar
83%
Agrícola
3%

Los productos de la línea *Caterpillar* representaron en el año 2007 el 87% del total de las ventas de Ferreyros, y han alcanzado el 83% de las mismas durante los primeros seis meses del año 2008, incluidos los ingresos generados por la venta de repuestos y servicios. Las máquinas y los equipos *Caterpillar* han continuado mostrando altos porcentajes de participación de mercado. Cabe destacar, que los productos de la línea Automotriz representaron en el año 2007 el 10% del total de las ventas de Ferreyros y han alcanzado el 14% durante los primeros seis meses del año 2008.

La marca *Iveco*, que comercializa Ferreyros en el Perú, se ubicó en el primer lugar del subsegmento de volquetes 6x4 con potencia igual o mayor a 360 HP entre enero y junio, con un 31.1% de participación de mercado, gracias al modelo Trakker, de acuerdo a datos de la Asociación de Representantes Automotrices del Perú (ARAPER).

Las ventas acumuladas al 30 de junio de 2008 ascendieron a US$ 358.2 millones, en comparación con US$ 268.6 millones obtenidos el mismo periodo del año anterior, lo que equivale a un incremento de 33.4%, explicado por el buen desempeño experimentado en casi todos los sectores económicos en los cuales la empresa realiza sus operaciones. En términos de soles el crecimiento de las ventas al 30 de junio es de 20.1% en comparación con las del mismo período del año anterior (S/. 1,020.7 millones en el primer semestre 2008; S/. 849.5 millones en el primer semestre 2007). La diferencia en las variaciones de las ventas en dólares como en soles, se origina, debido a que el tipo de cambio utilizado en cada período es distinto (S/. 2.967 al 30-06-08, S/. 3.169 al 30-06-07).

La mayor participación en ventas, con un 47.4% en relación a las ventas totales, la mostró el mercado minero. Sin embargo,

FERREYROS S.A.A.

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente General

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

se debe resaltar el mayor dinamismo del sector construcción, como consecuencia del inicio de importantes obras tanto privadas como públicas y, en general, por la expansión del PBI del sector construcción, cuyo crecimiento en el primer semestre del 2008, según fuente del BCR, sería de 19.6%. Este resultado, así como las expectativas del inicio de nuevos proyectos, han influido para que las ventas al sector construcción en el 2T 2008 muestren una participación de 21% en el total de las ventas.

Ferreyros: Participación sectorial en las ventas - 2T 2008
(En porcentajes)



Industria 1%
Comercio 2%
Pesca 2%
Transporte 9%
Agricultura 4%
Construccion 21%
Hidrocarburo 2%
Otros 6%
Gobierno 4%
Mineria 49%

Con el fin de mantener un sostenido crecimiento en ventas, Ferreyros viene realizando una serie de inversiones en infraestructura, entrenamiento y capacitación de personal, tanto en la oficina principal como en sucursales. Para el año en curso se tiene previsto una inversión en activo fijo por US$42 millones.

RESULTADO DEL PRIMER SEMESTRE DEL 2008

La utilidad neta del primer semestre del 2008 ascendió a S/. 53.2 millones, en comparación con S/. 68.1 millones del mismo período del año anterior, lo que representa una disminución de 22.0%, que se explica, principalmente, por lo siguiente:

1) Un incremento de la pérdida en cambio de S/. 9.1 millones (pérdida de cambio de S/. 6.5 millones en el primer semestre 2008 en comparación con una ganancia en cambio de S/. 2.6 millones en el primer semestre del 2007).

La compañía realiza sus principales operaciones en dólares americanos, ya que sus productos son importados. Los precios de venta se fijan en dólares y la mayor parte de sus cuentas por cobrar comerciales son en dólares. En todos los casos Ferreyros se financia en dicha moneda.

Cuando se produce una devaluación del sol frente al dólar, tal como ocurrió en el 2T 2008 (el tipo de cambio pasó de S/. 2.746 al 31-03-08 a S/. 2.967 al 30-06-08), se origina una pérdida en cambio por el ajuste de pasivos monetarios el cual no es realizado en la partida del inventario. Es por ello, que dicha pérdida luego se compensa con una mayor utilidad bruta en los meses siguientes. Si el tipo de cambio al 30-06-08 se mantuviera sin cambios significativos, en los próximos meses se recuperaría con creces la pérdida en cambio registrada al cierre del primer semestre del 2008, a través de una mayor utilidad bruta, ya que los inventarios están registrados a un tipo de cambio promedio menor que el vigente al 30-06-08. A esta fecha , la diferencia de cambio de obligaciones relacionadas directamente con los inventarios, registrada como pérdida en cambio, ascendió, aproximadamente, a S/. 15 millones, sin haberse ajustado los inventarios.

Por el contrario, es importante mencionar que en caso de una reducción del tipo de cambio, tal como viene sucediendo en el mes de julio (el tipo de cambio ha caído de S/. 2.967 al 30-06-08 a S/. 2.836 al 23-07-08), la Compañía registraría una recuperación de la pérdida en cambio del 2T 2008 por, aproximadamente, S/. 25 millones (si se mantuviera el tipo de cambio al 23-07-08).

2) Un incremento de S/. 7.0 millones en gastos financieros, que se explica, principalmente, por un aumento de los pasivos sujetos a intereses para

Ferreyros S.A.A.

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente General

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

financiar el crecimiento de ventas, que ha generado un mayor nivel de las cuentas por cobrar, de los inventarios y de la flota de alquiler. En el caso de los inventarios se ha producido un incremento adicional relacionado con una ampliación en el tiempo de reposición de las existencias de 3 a 5 meses, como consecuencia de la mayor demanda mundial de los productos que la Compañía adquiere de proveedores del exterior.

En el caso de las cuentas por cobrar comerciales, también se ha producido un incremento adicional en el portafolio del corto plazo, relacionado principalmente con la extensión del período de cobranza de las ventas de productos principales que serán financiados por entidades financieras, tal como se explica en la sección "Ingresos Finacieros" (página 6). La morosidad de las cuentas por cobrar muestra una evolución favorable.

3) Una disminución en la participación en los resultados de subsidiarias y afiliadas, principalmente, por la menor utilidad de una asociada del sector seguros, que en el primer semestre del 2007 registró un ingreso extraordinario por un monto importante, que no se repetió en el 2008.

HECHOS DESTACADOS

Ferreyros trasladó su local en Chiclayo a una nueva sede en Lambayeque, con una inversión de 1.2 millones de dólares y un área de más de 10,000 m2. Este nuevo local, ubicado en Carretera Panamericana Norte, Km. 792, Lambayeque, es parte de la inversión proyectada por la empresa para mejorar su infraestructura a nivel nacional, especialmente en talleres, y brindar una mejor atención y servicio.

Con el fin de ampliar la cartera de productos para sus clientes, la empresa sumó una nueva marca a su portafolio: las compresoras portátiles Sullair, equipadas con motores Caterpillar, así como de una gama de accesorios de aire comprimido de esta marca. Sullair cuenta con plantas en cuatro continentes, con sistemas de fabricación certificados bajo la norma ISO 9001.

INFORMACION FINANCIERA

A continuación se presenta el sustento de las variaciones más importantes en los estados financieros de la empresa, correspondientes al segundo trimestre del 2008 y 2007. Para este propósito, algunas cifras del Estado de Ganancias y Pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el Estado de Ganancias y Pérdidas que se presenta a la Conasev y a la Bolsa de Valores de Lima se incluye, en el rubro "Otros Ingresos Operacionales", solamente la utilidad bruta obtenida en dichas operaciones.

ANÁLISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS

Las ventas netas del 2T 2008 ascendieron a S/. 506.6 millones, en comparación con S/. 392.3 millones del mismo período del año anterior, lo que equivale a un incremento de 29.1%, explicado por lo siguiente:

Las ventas de máquinas, motores, equipos y vehículos tanto nuevos como usados (productos principales) fueron superiores en 25.7% a las del 2T 2008 (S/. 301.2 millones en el 2T 2008; S/. 239.6 millones en el 2T 2007), debido a lo siguiente:

- Incremento de 9.9% en la venta de equipos *Caterpillar* (S/. 194.4 millones en el 2T 2008; S/. 176.9 millones en el 2T 2007), generado por la demanda creciente de equipos *Caterpillar* por parte de clientes del sector construcción y de empresas contratistas que ejecutan trabajos para la mediana minería.
- Incremento en la venta de equipos agrícolas de 75.1% (S/. 15.5 millones en el 2T 2008; S/. 8.9 millones en el 2T 2007), explicado, principalmente, por ventas a clientes del sector agro exportador y por el a[illegible]

Ferreyros S.A.A.

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente General

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

demanda de clientes dedicados al cultivo de arroz, debido al aumento en el precio del producto.

- Aumento de 92.2% en las ventas de la línea automotriz (S/. 82.8 millones en el 2T 2008; S/. 43.1 millones en el 2T 2007), producido por ventas de volquetes *Iveco* por S/. 47.2 millones y camiones *Kenworth* por S/.35.6, a empresas dedicadas, en su mayoría, a la construcción de carreteras y a la ejecución de obras de desarrollo y explotación para empresas de la mediana minería.
- Disminución de 20.5% en las ventas de unidades usadas (S/. 8.6 millones en el 2T 2008; S/. 10.8 millones en el 2T 2007), debido, principalmente, a una disminución en la demanda de equipos usados, tanto en el mercado local como internacional, ocasionada por una mayor demanda de equipos nuevos.

Las ventas de repuestos y servicios mostraron en el 2T 2008 un incremento de 32.8% en comparación con las del mismo período del año anterior (S/.197.2 millones en el 2T 2008; S/.148.5 millones en el 2T 2007), como consecuencia de mayores ventas a empresas de la gran minería.

Ventas - Repuestos y Servicios
(en US/. millones)


535.0
593.4
603.1
290.7
358.1
2005
2006
2007
Ene-Jun 2007
Ene-Jun 2008

Por otra parte, los ingresos por alquiler de equipo pesado en el 2T 2008 fueron superiores en 93.6% a las del mismo período del año anterior (S/. 8.1 millones el 2T 2008; S/. 4.2 millones en el 2T 2007) debido, principalmente, a un aumento en la demanda de equipos de alquiler por parte de clientes del sector construcción.

Para satisfacer el crecimiento de la demanda, en el primer semestre del 2008, la flota de alquiler ha aumentado de 133 unidades a 286 unidades.

UTILIDAD EN VENTAS

La utilidad en ventas del 2T 2008 ascendió a S/. 109.2 millones, en comparación con S/. 80.6 millones del mismo período del año anterior, es decir, un incremento de 35.4%, frente al 29.1% de crecimiento en las ventas. En términos porcentuales, el margen bruto del 2T 2008 es mayor al del mismo período del año anterior (21.6% en el 2T 2008; 20.6% en el 2T 2007). El incremento en el margen bruto porcentual se debe: i) a un ligero incremento en la participación de la venta de repuestos y servicios en la venta total de la compañía (el porcentaje de utilidad bruta de repuestos y servicios es mayor que la de productos principales); y ii) a una recuperación en el tipo cambio, lo cual generó una mejora en los precios de venta en soles.

GASTOS DE VENTA Y ADMINISTRACION

Los gastos de venta y administración ascendieron en el segundo trimestre de 2008 a S/. 55.8 millones, en comparación con S/. 48.3 millones del mismo período del año anterior, esto es, un incremento de 15.7% (comparado con el 29.1% de crecimiento en las ventas), debido principalmente a lo siguiente:

- Un aumento de 20.9% en los gastos variables como consecuencia del importante crecimiento de las ventas del período.
- Un aumento de 14.0% en los gastos fijos, atribuible, principalmente, a: i) aumento de remuneraciones para reponer la pérdida del poder adquisitivo por efecto de la inflación; ii) contratación de personal técnico para atender la demanda futura de servicios de reparación y mantenimiento; y iii) gastos relacionados con la implementación del Sistema de Gestión de Recursos Empresariales (SAP).

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente General

FERREYROS S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

En el segundo trimestre del 2008 los gastos de venta y administración representaron el 11.0% de las ventas netas frente a 12.3% del mismo período del año anterior.

OTROS INGRESOS (EGRESOS)

En el segundo trimestre de 2008 se registró en este rubro un ingreso neto de S/. 1.0 millones en comparación con un egreso neto de S/. 0.6 millones del mismo período del año anterior. En el segundo trimestre de 2008, se incluyó en este rubro, principalmente, los siguientes conceptos: i) un ingreso de S/. 0.1 millones por alquiler de locales; ii) un ingreso de S/. 0.3 millones por colocación de créditos; iii) un ingreso por S/. 0.1 millones por ventas de activos fijos operacionales; y iv) otros ingresos netos por S/. 0.5 millones. En el segundo trimestre de 2007, se registró en este rubro, básicamente, los siguientes conceptos: i) un ingreso de S/. 0.1 millones por resoluciones de contrato; ii) un ingreso de S/. 0.2 millones por alquiler de locales; iii) un ingreso de S/. 0.3 millones por colocación de créditos; iv) un egreso de S/. 0.2 millones por ventas de activos fijos operacionales; y v) egresos diversos por S/. 1.0 millones.

INGRESOS FINANCIEROS

Los ingresos financieros del segundo trimestre de 2008 ascendieron a S/. 7.9 millones en comparación con S/. 10.1 millones del mismo período del año anterior, lo que representa una disminución de 21.9%. Esta disminución se debe, principalmente, a que en el 2T 2008 el monto de las ventas financiadas a mediano plazo por la compañía ha sido significativamente menor que las del mismo período del año anterior debido a que Ferreyros ha mantenido su política de reducir el financiamiento a mediano plazo a sus clientes, derivando dichas operaciones a entidades financieras.

El incremento en 67.1% de las cuentas por cobrar en este primer semestre en relación al primer semestre del 2007, tiene su explicación en el crecimiento de ventas, principalmente en repuestos, servicios y alquileres, que tienen como política de pago 45 días en promedio pero que no generan ingresos financieros relevantes. Adicionalmente, las ventas al contado de productos principales, financiadas en una mayor proporción por entidades financieras, han extendido su período de cobranza debido al proceso de documentación que requieren dichas entidades a los clientes. La morosidad de las cuentas por cobrar muestra una evolución favorable de acuerdo a los objetivos de la empresa de 1.23% mayor a 30 días, de acuerdo a lo que se muestra en el siguiente gráfico:


31-60 días 1.2%,
61-90 días 0.3%
91-180 días -0.1%
0-30 días 24.1%
No vencido 74.6%

GASTOS FINANCIEROS

Los gastos financieros ascendieron a S/. 12.9 millones en el segundo trimestre de 2008 en comparación con S/.9.8 millones del mismo período del año anterior, lo que representa un aumento de 31.4%, debido, principalmente, a un aumento de S/.200.4 millones en el pasivo promedio sujeto a pago de interés (S/.731.6 millones en el 2T 2008; S/.531.1 millones en el 2T 2007). Dicho incremento se debe, básicamente, a: i) aumentos en cuentas por cobrar a corto plazo, inventarios y flota de alquiler; y ii) un aumento de otros activos fijos (ver explicación detallada de la variación de activos en la sección "Análisis del Balance General", en la página 8).

Adicionalmente, parte del incremento de los gastos financieros se explica por un ligero aumento en la tasa de interés de obligaciones en dólares. El gráfico a continuación muestra la participación de las diferentes instituciones financieras en el pasivo de la empresa.

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente General

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas


BANCOS EXTERIOR
SWISS RE
BANCO NACIONAL
CAT FINANCIAL
BONOS

PARTICIPACIÓN EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS

En este rubro se registra las utilidades de subsidiarias y asociada, reconocidas por el método de participación patrimonial. Los ingresos por este concepto ascendieron a S/. 4.8 millones en el 2T 2008, en comparación con S/. 8.3 millones registrados en el mismo período del año anterior, una disminución de 42.5%, explicada, principalmente, por la menor utilidad de una asociada del sector seguros, que en el año 2007 registró ingresos extraordinarios por un monto importante.

UTILIDAD (PÉRDIDA) EN CAMBIO

En el 2T 2008 las operaciones en moneda extranjera arrojaron una pérdida en cambio de S/. 36.2 millones en comparación con una utilidad en cambio de S/. 1.7 millones en el 2T 2007. La pérdida del 2T 2008 se explica por una devaluación del sol frente al dólar americano de 7.9%. La utilidad en cambio del 2T 2007 se debe a una apreciación del sol en relación al dólar americano de 0.5%. En el caso de Ferreyros, el importe de caja y de las cuentas por cobrar en moneda extranjera es menor que el de las cuentas por pagar en la misma moneda.

Debido a que la Compañía fija sus precios de venta en dólares, si el tipo de cambio al 30 de junio del 2008 se mantuviera sin cambios significativos, en los próximos meses se recuperaría una parte importante de la pérdida en cambio registrada al cierre del primer semestre del 2008 a través de una mayor utilidad bruta, ya que los inventarios están registrados a tipos de cambio promedio menor que el vigente al 30-06-08.

De acuerdo con normas internacionales de contabilidad, en caso de devaluación de la moneda peruana, la pérdida en cambio por el ajuste del pasivo relacionado con el inventario se registra como pérdida en cambio y no como un mayor valor de las existencias. Al cierre del mes de junio, la diferencia de cambio de obligaciones relacionadas directamente con los inventarios, que fue registrada como pérdida en cambio, ascendió aproximadamente a S/. 15 millones.

Por el contrario, es importante mencionar que en caso de una reducción del tipo de cambio, tal como viene sucediendo en el mes de julio (el tipo de cambio ha caído de S/. 2.967 al 30-06-08 a S/. 2.836 al 23-07-08), la Compañía registraría una recuperación de la pérdida en cambio del 2T 2008 por, aproximadamente, S/. 25 millones (si se mantuviera el tipo de cambio al 23-07-08).

PARTICIPACIONES E IMPUESTO A LA RENTA

Las participaciones e impuesto a la renta al cierre del segundo trimestre de 2008 y de 2007 han sido calculados de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA

La utilidad neta del segundo trimestre de 2008 ascendió a S/. 11.9 millones en comparación con S/. 30.0 millones del mismo período del año anterior, esto es, una disminución de 60.4%, explicada, principalmente, por la importante pérdida en cambio de S/. 36.2 millones (cuyo origen y efecto se ha explicado extensamente en la sección "Utilidad (pérdida) en cambio"), la cual ha ocasionado una disminución de la utilidad neta de S/. 18.1 millones en relación con la obtenida en el mismo período del año anterior.

UTILIDAD ANTES DE INTERESES, DEPRECIACIÓN Y AMORTIZACIÓN

La UAIDA (EBITDA, por sus siglas en inglés) al 30 de junio de 2008 ascendió a

Ferreyros S.A.A.

Ferreyros

MARIELA GARCIA DE FABBRI
Gerente General

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

S/. 129.5 millones frente a S/. 126.0 millones del mismo período del año anterior, lo cual representa un ligero incremento de 2.8%.

ANÁLISIS DEL BALANCE GENERAL

ACTIVOS

El total de activos al 30 de junio de 2008 ascendió a S/. 1,547.2 millones en comparación con S/. 1,179.3 millones al 30 de junio de 2007, lo que representa un incremento neto de S/. 367.9 millones. Las principales variaciones de las cuentas del activo que explican este aumento son las siguientes:

a) Aumento neto de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 94.1 millones, que se explica por:

   i) Un aumento de S/. 99.5 millones por mayores ventas (ver explicación sobre las cuentas por cobrar comerciales en la sección "Ingresos Financieros", página 6).
   ii) Una disminución de S/. 2.8 millones debido al aumento en la provisión para cobranza dudosa.
   iii) Una disminución de S/. 2.6 millones a raíz del incremento en los intereses diferidos.

b) Aumento neto de Existencias por S/. 95.2 millones debido a:

   i) Un aumento de S/. 99.5 millones por compras efectuadas en el período para atender el crecimiento de las ventas y para adecuarnos a los mayores tiempo de reposición de fábrica debido al aumento de la demanda mundial de sus productos, lo cual ha ocasionado una ampliación de dicho período de 3 a 5 meses, en promedio.
   ii) Una reducción de S/. 4.3 millones por incremento de la provisión para desvalorización de existencias.

c) Aumento neto del Activo Fijo por S/. 96.2 millones, que se explica por:

   i) Un aumento de S/. 116.5 millones por compras de equipos para la flota de alquiler.
   ii) Un aumento de S/. 37.5 millones por compras de otros activos fijos (inversiones en locales, herramientas, equipos de taller entre otros).
   iii) Una disminución de S/. 11.9 millones por ventas de activos fijos.
   iv) Una reducción de S/. 38.5 millones por aumento en la depreciación acumulada.
   v) Una disminución de S/. 7.0 por transferencia de local y flota de alquiler a una subsidiaria mediante aporte de capital.
   vi) Una disminución de S/. 0.4 millones por disminución en la provisión para desvalorización de activo fijo.

d) Incremento de Inversiones en Valores por S/. 43.9 millones debido a:

   i) Un aumento de S/. 26.6 millones por utilidades de subsidiarias reconocidas por el método de participación patrimonial.
   ii) Un incremento de S/. 22.4 millones por aporte de capital a dos subsidiarias dedicadas a la comercialización de equipos ligeros y al servicio de almacenaje aduanero.
   iii) Una disminución de S/. 3.1 por aumento de la provisión para desvalorización de la inversión en una subsidiaria dedicada a la crianza y venta de langostinos.
   iv) Otras disminuciones por S/. 2.0 millones.

PASIVOS

Al 30 de junio de 2008, el total de pasivos ascendió a S/. 1,031.0 millones en comparación con S/. 732.1 millones al 30 de junio de 2007, lo que equivale a un incremento de S/. 298.9 millones. La conformación de las obligaciones de la empresa al 30 de junio del 2008 se muestra en el anexo 4.

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente General

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

RATIOS DE LIQUIDEZ Y ENDEUDAMIENTO

El ratio corriente al 30 de junio de 2008 es de 1.39, superior al ratio corriente de 1.36 al 30 de junio de 2007.

El ratio de apalancamiento financiero al 30 de junio de 2008 es 1.31 en comparación con 0.78 al 30 de junio de 2007. Para el cálculo de este ratio se ha excluido los pasivos con proveedores que no generan gasto financiero y el saldo de caja y bancos.

Ferreyros

MARIELA GARCIA DE FABBRI
Gerente General

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros

FERREYROS S.A.A. **ANEXO 1**

Estado de Ganancias y Pérdidas
(En miles de nuevos soles)

	2T 08	%	1T 08	%	2T 07	%	2T 08/ 1T 08 %	2T 08/ 2T 07 %	Acumulado al 30-06-08	%	Acumulado al 30-06-07	%	Var %
Ventas Netas	506,590	100.0	514,076	100.0	392,170	100.0	(1.5)	29.2	1,020,666	100.0	849,518	100.0	20.1
Costo de Ventas	(397,408)	(78.4)	(425,919)	(82.9)	(311,526)	(79.4)	(6.7)	27.6	(823,327)	(80.7)	(678,328)	(79.8)	21.4
Utilidad en ventas	**109,182**	**21.6**	**88,157**	**17.1**	**80,644**	**20.6**	**23.8**	**35.4**	**197,339**	**19.3**	**171,190**	**20.2**	**15.3**
Gastos de Venta y Administración	(55,825)	(11.0)	(60,865)	(11.8)	(48,259)	(12.3)	(8.3)	15.7	(116,690)	(11.4)	(95,275)	(11.2)	22.5
Otros Ingresos (Egresos), neto	1,031	0.2	3,267	0.6	(629)	(0.2)	(68.5)	263.7	4,298	0.4	153	0.0	2,715.4
Utilidad en operaciones	**54,388**	**10.7**	**30,559**	**5.9**	**31,756**	**8.1**	**78.0**	**71.3**	**84,947**	**8.3**	**76,068**	**9.0**	**11.7**
Ingresos Financieros	7,898	1.6	7,412	1.4	10,114	2.6	6.6	(21.9)	15,309	1.5	19,499	2.3	(21.5)
Utilidad (pérdida) en cambio	(36,220)	(7.1)	29,750	5.8	1,690	0.4	(221.7)		(6,470)	(0.6)	2,674	0.3	(341.9)
Gastos Financieros	(12,954)	(2.6)	(11,192)	(2.2)	(9,859)	(2.5)	15.7	31.4	(24,147)	(2.4)	(17,117)	(2.0)	41.1
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	4,799	0.9	5,563	1.1	8,351	2.1	(13.7)	(42.5)	10,363	1.0	16,561	1.9	(37.4)
Utilidad antes de Participaciones e Impuesto a la Renta	**17,911**	**3.5**	**62,091**	**12.1**	**42,052**	**10.7**	**(71.2)**	**(57.4)**	**80,002**	**7.8**	**97,696**	**11.5**	**(18.1)**
Participaciones	(1,353)	(0.3)	(4,676)	(0.9)	(2,702)	(0.7)	(71.1)	(49.9)	(6,029)	(0.6)	(6,638)	(0.8)	(9.2)
Utilidad antes de Impuesto a la Renta	**16,557**	**3.3**	**57,415**	**11.2**	**39,350**	**10.0**	**(71.2)**	**(57.9)**	**73,973**	**7.2**	**91,048**	**10.7**	**(18.8)**
Impuesto a la Renta	(4,671)	(0.9)	(16,131)	(3.1)	(9,323)	(2.4)	(71.0)	(49.9)	(20,802)	(2.0)	(22,901)	(2.7)	(9.2)
Utilidad neta	**11,887**	**2.3**	**41,284**	**8.0**	**30,027**	**7.7**	**(71.2)**	**(60.4)**	**53,171**	**5.2**	**69,146**	**8.0**	**(22.0)**

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente General

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros

ANEXO 2

FERREYROS S.A.A.

Balance General
(En miles de nuevos soles)

	30-Jun-08	30-Jun-07	Variación %
Caja y bancos	60,217	44,217	36.2
Cuentas por cobrar comerciales	376,436	281,742	33.6
Inventarios	479,304	384,143	24.8
Cuentas por cobrar vinculadas	23,450	25,358	-7.5
Otras cuentas por cobrar	9,379	5,681	65.1
Gastos pagados por anticipado	4,150	2,574	61.2
Activo Corriente	**952,936**	**743,714**	28.1
Cuentas por cobrar comerciales a largo plazo	46,911	47,483	-1.2
Equipo de alquiler	226,555	126,415	79.2
Otros activos fijos	331,166	314,196	5.4
	557,721	440,611	26.6
Depreciación acumulada	(191,747)	(170,867)	12.2
Inmueble, maquinaria y equipo, neto	365,973	269,744	35.7
Inversiones	150,099	106,178	41.4
Otros activos no corrientes	31,305	12,200	156.6
Activo no Corriente	**594,288**	**435,604**	36.4
Total Activo	**1,547,224**	**1,179,318**	31.2
Deuda de corto plazo	138,499	80,378	72.3
Otros pasivos corrientes	548,871	465,824	17.8
Pasivo corriente	**687,370**	**546,202**	25.8
Deuda de largo plazo	343,606	185,892	84.8
Total Pasivo	**1,030,976**	**732,093**	40.8
Ganancias diferidas	**5,618**	**8,336**	-32.6
Patrimonio	**510,629**	**438,888**	16.3
Total Pasivo y Patrimonio	**1,547,224**	**1,179,318**	31.2
Otra Informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	18,902	13,832	
UAIDA	**129,521**	**125,960**	2.8
Ratios Financieros			
Ratio corriente	1.39	1.36	
Apalancamiento Financiero	1.31	0.78	
Valor contable por acción	1.35	1.16	

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente Central

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros

ANEXO 3

FERREYROS S.A.A

Ventas netas por area de operaciones
(En miles de nuevos soles)

	2T 08	%	1T 08	%	2T 07	%	2T 08/ 1T 08 %	2T 08/ 2T 07 %	Acumulado al 30-6-2008	%	Acumulado al 30-6-2007	%	Var %
Caterpillar:													
Gran mineria	44,305	8.7	79,656	15.5	34,623	8.8	-44.4	28.0	123,961	12.1	138,958	16.4	-10.8
Otros	150,080	29.6	195,159	38.0	142,248	36.3	-23.1	5.5	345,240	33.8	286,290	33.7	20.6
	194,385	38.4	274,815	53.5	176,871	45.1	-29.3	9.9	469,200	46.0	425,248	50.1	10.3
Equipos agricolas	15,498	3.1	10,042	2.0	8,852	2.3	54.3	75.1	25,540	2.5	14,438	1.7	76.9
Automotriz	82,769	16.3	47,795	9.3	43,064	11.0	73.2	92.2	130,564	12.8	74,387	8.8	75.5
Unidades usadas	8,586	1.7	13,620	2.6	10,800	2.8	-37.0	-20.5	22,206	2.2	38,673	4.6	-42.6
	301,238	59.5	346,272	67.4	239,587	61.1	-13.0	25.7	647,509	63.4	552,746	65.1	17.1
Repuestos y servicios	197,234	38.9	160,818	31.3	148,526	37.9	22.6	32.8	358,053	35.1	290,728	34.2	23.2
Alquileres	8,118	1.6	6,986	1.4	4,193	1.1	16.2	93.6	15,104	1.5	6,045	0.7	149.9
Total	506,590	100.0	514,076	100.0	392,306	100.0	-1.5	29.1	1,020,666	100.0	849,518	100.0	20.1

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 30-06-2008
Minería	47.4%
Construccion	25.9%
Transporte	7.4%
Pesca	2.7%
Industria	0.7%
Comercio y Servicios	2.0%
Agricultura	3.0%
Hidrocarburos	1.9%
Gobierno	3.4%
Otros	5.5%
Total	100.0%

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente General

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros

FERREYROS S.A.A. ANEXO 4

Conformación del pasivo al 30 de junio del 2008
(En miles de US dólares)

	Total	Pasivo corriente	Pasivo a largo plazo	
			Parte corriente	Largo plazo
Bancos	49,495	24,000	8,374	17,121
Inst. Financ. del exterior	79,000	71,000		8,000.0
Proveedores:				
Caterpillar	32,946	32,946		
Otros	30,860	30,860		
Bonos corporativos	86,250		27,500	58,750
Caterpillar Financial Services	42,744		10,806	31,938
Otros pasivos	26,186	26,186		
Total	347,481	184,992	46,680	115,809

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente General

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

FERREYROS S.A.A
Balance General
Al 30 de Junio del año 2008 y 31 de Diciembre del año 2007
(En miles de nuevos soles)

Codigo		Notas	Al 30 de Junio 2008	Al 31 de Diciembre 2007
	Activo			
	Activo Corriente			
1D0109	Efectivo y Equivalentes de efectivo		60,217	28,182
1D0114	Inversiones Financieras		0	0
1D0110	Activos Financieros al Valor Razonable con cambios en Ganancias y Pérdidas		0	0
1D0111	Activos Financieros Disponibles para la Venta		0	0
1D0116	Activos Financieros mantenidos hasta el Vencimiento		0	0
1D0108	Activos por Instrumentos Financieros Derivados		0	0
1D0103	Cuentas por Cobrar Comerciales (neto)	3	376,436	239,141
1D0104	Cuentas por Cobrar a Partes Relacionadas	4	23,450	14,600
1D0105	Otras Cuentas por Cobrar (neto)		9,379	11,217
1D0106	Existencias (neto)	5	479,304	529,505
1D0112	Activos Biológicos		0	0
1D0115	Activos no Corrientes mantenidos para la Venta		0	0
1D0107	Gastos Diferidos		4,150	790
1D0113	Otros Activos		0	0
1D01ST	**Total Activo Corriente**		**952,936**	**823,435**
	Activo No Corriente			
1D0217	Inversiones Financieras		160,099	132,183
1D0213	Activos Financieros Disponibles para la Venta		0	0
1D0215	Activos Financieros mantenidos hasta el Vencimiento		0	0
1D0210	Activos por Instrumentos Financieros Derivados		0	0
1D0214	Inversiones al Método de Participación		146,701	128,785
1D0218	Otras Inversiones Financieras		3,398	3,398
1D0201	Cuentas por Cobrar Comerciales	3	46,911	46,571
1D0202	Cuentas por Cobrar a Partes Relacionadas	4	7,744	0
1D0203	Otras Cuentas por Cobrar		0	0
1D0209	Existencias (neto)		0	0
1D0216	Activos Biológicos		0	0
1D0211	Inversiones Inmobiliarias		0	0
1D0205	Inmuebles, Maquinaria y Equipo (neto)	6	365,973	279,702
1D0206	Activos Intangibles (neto)		1,764	1,643
1D0207	Activo por Impuesto a la Renta y Participaciones Diferidos		16,507	13,749
1D0212	Crédito Mercantil		5,290	5,290
1D0208	Otros Activos		0	0
1D02ST	**Total Activo No Corriente**		**594,288**	**479,138**
1D020T	**TOTAL ACTIVO**		**1,547,224**	**1,302,573**

	Notas	Al 30 de Junio 2008	Al 31 de Diciembre 2007	Codigo
Pasivo y Patrimonio				
Pasivo Corriente				
Sobregiros Bancarios		467	990	1D0306
Obligaciones Financieras		420,364	282,494	1D0309
Cuentas por Pagar Comerciales		189,313	173,765	1D0302
Cuentas por Pagar a Partes Relacionadas	4	6,779	3,492	1D0303
Impuesto a la Renta y Participaciones Corrientes		2,564	15,967	1D0311
Otras Cuentas por Pagar		67,884	69,472	1D0304
Provisiones		0	0	1D0310
Pasivos mantenidos para la Venta		0	0	1D0312
Total Pasivo Corriente		**687,371**	**546,180**	1D03ST
Pasivo No Corriente				
Obligaciones Financieras		343,606	248,470	1D0401
Cuentas por Pagar Comerciales		0	0	1D0407
Cuentas por Pagar a Partes Relacionadas		0	0	1D0402
Pasivo por Impuesto a la Renta y Participaciones Diferidos		0	0	1D0404
Otras Cuentas por Pagar		0	0	1D0408
Provisiones		0	0	1D0406
Ingresos Diferidos (netos)		5,618	10,130	1D0403
Total Pasivo No Corriente		**349,224**	**258,600**	1D04ST
Total Pasivo		**1,036,595**	**804,780**	1D040T
Patrimonio Neto				
Capital	9	415,557	335,749	1D0701
Acciones de Inversión		0	0	1D0703
Capital Adicional		0	0	1D0702
Resultados no Realizados		10,140	15,937	1D0708
Reservas Legales		31,761	19,056	1D0705
Otras Reservas		0	0	1D0706
Resultados Acumulados	9	53,171	127,051	1D0707
Diferencias de Conversión		0	0	1D0709
Total Patrimonio Neto		**510,629**	**497,793**	1D07ST
TOTAL PASIVO Y PATRIMONIO NETO		**1,547,224**	**1,302,573**	1D070T

Ferreyros S.A.A.
Hugo Sommerkamp Mollnari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18915

FERREYROS S.A.A
Estado de Ganancias y Pérdidas
Por los periodos terminados al 30 de Junio del año 2008 y 2007
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Por el Trimestre específico del 1 de Abril al 30 de Junio de 2008	Por el Trimestre específico del 1 de Abril al 30 de Junio de 2007	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2008	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2007
	Ingresos Operacionales					
2D0101	Ventas Netas (ingresos operacionales)	12	508,040	394,441	1,022,088	852,684
2D0102	Otros Ingresos Operacionales		180	142	299	179
2D01ST	**Total de Ingresos Brutos**		**508,220**	**394,583**	**1,022,387**	**852,863**
2D0201	Costo de Ventas (Operacionales)	12	(399,037)	(313,939)	(825,047)	(681,673)
2D0202	Otros Costos Operacionales		0	0	0	0
2D0203	**Total Costos Operacionales**		**(399,037)**	**(313,939)**	**(825,047)**	**(681,673)**
2D02ST	**Utilidad Bruta**		**109,183**	**80,644**	**197,340**	**171,190**
2D0302	Gastos de Ventas		(33,731)	(29,958)	(70,089)	(57,645)
2D0301	Gastos de Administración		(22,094)	(18,301)	(46,601)	(37,630)
2D0407	Ganancia (Pérdida) por Venta de Activos		0	0	0	0
2D0403	Otros Ingresos		1,030	0	4,297	153
2D0404	Otros Gastos		0	(629)	0	0
2D03ST	**Utilidad Operativa**		**54,388**	**31,756**	**84,947**	**76,068**
2D0401	Ingresos Financieros		7,898	11,804	54,059	22,173
2D0402	Gastos Financieros		(49,175)	(9,859)	(69,367)	(17,117)
2D0406	Participación en los Resultados de Partes Relacionadas por el Método de Participación		4,800	8,351	10,363	16,561
2D0409	Ganancia (Pérdida) por Instrumentos Financieros Derivados		0	0	0	0
2D04ST	**Resultado antes de Participaciones y del Impuesto a la Renta**		**17,911**	**42,052**	**80,002**	**97,685**
2D0501	Participación de los trabajadores		(1,353)	(2,702)	(6,029)	(6,638)
2D0502	Impuesto a la Renta		(4,671)	(9,323)	(20,802)	(22,901)
2D0503	**Utilidad (Pérdida) Neta de Actividades Continuas**		**11,887**	**30,027**	**53,171**	**68,146**
2D0504	Ingreso (Gasto) Neto de Operaciones en Discontinuación		0	0	0	0
2D07ST	**Utilidad (Pérdida) Neta del Ejercicio**		**11,887**	**30,027**	**53,171**	**68,146**
	Utilidad (Pérdida) Neta del Ejercicio					
2D0901	Utilidad (Pérdida) Básica por Acción Común	11	0.0315	0.0795	0.1407	0.1804
2D0902	Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
2D0903	Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
2D0904	Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000
	Utilidad (Pérdida) Neta de Actividades Continuas					
2D0905	Utilidad (Pérdida) Básica por Acción Común		0.000	0.000	0.000	0.000
2D0906	Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
2D0907	Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
2D0908	Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000

FERREYROS S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General · Mat 19915

FERREYROS S.A.A

Estado de Cambios en el Patrimonio Neto

Por los periodos terminados al 30 de Junio del año 2008 y 2007

(En miles de nuevos soles)

Codigo de Cuenta		Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto
4D0101	**Saldos al 1ero. de enero de 2007**	284,196	0	0	15,937	9,300	0	89,729	0	399,162
	Ganancia (Pérdida) por valor razonable de:									
4D0108	1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0
4D0120	2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0
4D0121	3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0
4D0122	4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0
4D0117	5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	0	0	0	0	0	0	0	0	0
4D0123	6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0
4D0125	7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0
4D0111	8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	68,146	0	68,146
4D0119	**Total de ingresos y gastos reconocidos**	0	0	0	0	0	0	68,146	0	68,146
4D0102	9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0
4D0103	10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0
4D0104	11. Dividendos declarados y Participaciones acordados durante el periodo	0	0	0	0	0	0	(28,420)	0	(28,420)
4D0105	12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0
4D0110	13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0
4D0114	14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0
4D0109	15. Capitalización de partidas patrimoniales	51,553	0	0	0	0	0	(51,553)	0	0
4D0107	17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0
4D0124	18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0
4D0112	19. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	9,756	0	(9,756)	0	0
4D01ST	**Saldos al 30 de Junio de 2007**	335,749	0	0	15,937	19,056	0	68,146	0	438,888
4D0201	**Saldos al 1ero. de enero de 2008**	335,749	0	0	15,937	19,056	0	127,051	0	497,793
	Ganancia (Pérdida) por valor razonable de:									
4D0208	1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0
4D0220	2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0
4D0221	3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0
4D0222	4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0
4D0217	5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	0	0	0	0	0	0	0	0	0
4D0223	6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0
4D0225	7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0
4D0211	8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	53,171	0	53,171
4D0219	**Total de ingresos y gastos reconocidos**	0	0	0	0	0	0	53,171	0	53,171
4D0202	9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0
4D0203	10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0
4D0204	11. Dividendos declarados y Participaciones acordados durante el periodo	0	0	0	0	0	0	(40,290)	0	(40,290)
4D0205	12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0
4D0210	13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0
4D0214	14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0
4D0209	15. Capitalización de partidas patrimoniales	79,808	0	0	0	0	0	(79,808)	0	0
4D0207	17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0
4D0224	18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0
4D0212	19. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	(5,797)	12,705	0	(6,953)	0	(45)
4D02ST	**Saldos al 30 de Junio de 2008**	415,557	0	0	10,140	31,761	0	53,171	0	510,629

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Junio del año 2008 y 2007
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2008 al 30 de Junio de 2008	Del 1 de Enero de 2007 al 30 de Junio de 2007
	ACTIVIDADES DE OPERACIÓN			
	Cobranza (entradas) por:			
3D0101	Venta de Bienes o Servicios (Ingresos Operacionales)		1,063,063	935,408
3D0110	Honorarios y Comisiones			0
3D0103	Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		6,458	7,808
3D0111	Dividendos (no incluidos en la Actividad de Inversión)		0	0
3D0112	Regalías		0	0
3D0104	Otros Cobros de Efectivo Relativos a la Actividad		565	12,835
	Menos pagos (salidas) por:			
3D0109	Proveedores de Bienes y Servicios		(1,027,958)	(895,534)
3D0105	Remuneraciones y Beneficios Sociales		(94,646)	(79,226)
3D0106	Tributos		(58,008)	(45,291)
3D0107	Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
3D0113	Regalías		0	0
3D0108	Otros Pagos de Efectivo Relativos a la Actividad		(1,536)	(2,042)
3D01ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación**		**(112,062)**	**(66,042)**
	ACTIVIDADES DE INVERSIÓN			
	Cobranza (entradas) por:			
3D0209	Prestamos a Partes Relacionadas		0	0
3D0218	Venta de Subsidiarias y otras Unidades de Negocios		0	0
3D0201	Venta de Inversiones Financieras		0	0
3D0213	Venta de Inversiones Inmobiliarias		0	0
3D0202	Venta de Inmuebles, Maquinaria y Equipo		709	679
3D0203	Venta de Activos Intangibles		0	0
3D0210	Intereses y Rendimientos		0	0
3D0211	Dividendos		2,356	4,318
3D0204	Otros Cobros de Efectivo Relativos a la Actividad		0	129
	Menos pagos (salidas) por:			
3D0212	Prestamos a Partes Relacionadas		(8,756)	0
3D0219	Compra de Subsidiarias y otras Unidades de Negocios		0	0
3D0205	Compra de Inversiones Financieras		(7,744)	(2,645)
3D0214	Compra de Inversiones Inmobiliarias		0	0
3D0206	Compra de Inmuebles, Maquinaria y Equipo		(12,628)	(11,690)
3D0215	Desembolsos por Obras en Curso de Inmuebles, Maquinaria y Equipo		0	0
3D0207	Compra y desarrollo de Activos Intangibles		(179)	(5,290)
3D0208	Otros Pagos de Efectivo Relativos a la Actividad		0	0
3D02ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión**		**(26,242)**	**(14,499)**
	ACTIVIDADES DE FINANCIACION			
	Cobranza (entradas) por:			
3D0307	Aumento de Sobregiros Bancarios		(523)	(1,688)
3D0308	Emisión y aceptación de Obligaciones Financieras		540,010	281,943
3D0301	Emisión de Acciones o Nuevos Aportes		0	
3D0309	Venta de Acciones Propias (Acciones en Tesorería)		0	0
3D0303	Otros Cobros de Efectivo Relativos a la Actividad		0	0
	Menos pagos (salidas) por:			
3D0312	Amortización o pago de Sobregiros Bancarios		0	0
3D0315	Amortización o pago de Obligaciones Financieras		(307,131)	(153,313)
3D0310	Recompra de Acciones Propias (Acciones en Tesorería)		0	0
3D0311	Intereses y Rendimientos		(21,743)	(11,340)
3D0305	Dividendos Pagados		(40,274)	(25,454)
3D0306	Otros Pagos de Efectivo Relativos a la Actividad		0	0
3D03ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiación**		**170,339**	**90,148**
3D0401	**Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo**		**32,035**	**9,607**
3D0402	Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio		28,182	34,610
3D0404	Efecto de las Diferencias de Cambio del Efectivo y Equivalente de Efectivo			0
3D04ST	**Saldo Efectivo y Equivalente de Efectivo al Final del Ejercicio**		**60,217**	**44,217**

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat 19916

FERREYROS S.A.A
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Junio del año 2008 y 2007
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2008 al 30 de Junio de 2008	Del 1 de Enero de 2007 al 30 de Junio de 2007
	CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
3D05ST	Utilidad (Pérdida) Neta del Ejercicio		53,171	68,146
	Más :			
	Ajustes a la Utilidad (Pérdida) del Ejercicio			
3D0609	Estimación de Cuentas de Cobranza Dudosa		2,321	1,492
3D0610	Desvalorización de Existencias		1,981	1,873
3D0623	Fluctuación del Valor de Activos Biológicos		0	0
3D0602	Depreciación y Deterioro de Valor del Ejercicio		18,902	13,773
3D0614	Amortización de Activos Intangibles		59	59
3D0616	Amortización de Otros Activos		0	0
3D0604	Provisiones		29,463	24,464
3D0606	Pérdida en Venta de Inversiones Financieras		0	0
3D0624	Pérdida por Instrumentos Financieros Derivados		0	0
3D0617	Pérdida en Venta de Inversiones Inmobiliarias		0	0
3D0605	Pérdida en Venta de Inmuebles, Maquinaria y Equipo		0	0
3D0618	Pérdida en Venta de Activos Intangibles		0	0
3D0611	Gastos Financieros		24,147	17,117
3D0619	Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)		0	0
3D0620	Impuesto a la Renta y Participación de los Trabajadores		489	2,097
3D0608	Otros		0	3,285
	Menos:			
	Ajustes a la Utilidad (Pérdida) del Ejercicio			
3D0625	Fluctuación del Valor de Activos Biológicos		0	0
3D0703	Utilidad en Venta de Inversiones Financieras		0	0
3D0626	Ganancia por Instrumentos Financieros Derivados		0	0
3D0706	Utilidad en Venta de Inversiones Inmobiliarias		0	0
3D0702	Utilidad en Venta de Inmuebles, Maquinaria y Equipo		(293)	424
3D0707	Utilidad en Venta de Activos Intangibles		0	0
3D0712	Ingresos Financieros		0	0
3D0709	Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)		(10,363)	(16,561)
3D0708	Impuesto a la Renta y Participación de los Trabajadores		0	0
3D0711	Otros		(1,406)	(4,912)
	CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
3D0801	(Aumento) Disminución de Cuentas por Cobrar Comerciales		(139,955)	(19,706)
3D0802	(Aumento) Disminución de Cuentas por Cobrar a Partes Relacionadas		(16,594)	(13,657)
3D0803	(Aumento) Disminución de Otras Cuentas por Cobrar		1,838	(1,224)
3D0804	(Aumento) Disminución en Existencias		(37,894)	(65,586)
3D0813	(Aumento) Disminución en Activos Biológicos		0	0
3D0817	(Aumento) Disminución de Activos no Corrientes mantenidos para la Venta		0	0
3D0805	(Aumento) Disminución en Gastos Diferidos		(3,360)	(989)
3D0818	(Aumento) Disminución de Otros Activos		0	0
3D0806	Aumento (Disminución) de Cuentas por Pagar Comerciales		15,548	10,931
3D0807	Aumento (Disminución) de Cuentas por Pagar a Partes Relacionadas		3,287	1,605
3D0816	Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes		0	0
3D0809	Aumento (Disminución) de Otras Cuentas por Pagar		(53,403)	(88,673)
3D0815	Aumento (Disminución) de Provisiones		0	0
3D0827	Aumento (Disminución) de Pasivos mantenidos para la Venta		0	0
	Cobros por:			
3D0820	Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		0	0
3D0821	Dividendos (no incluidos en la Actividad de Inversión)		0	0
3D0822	Diferencia de Cambio		0	0
	Pagos por:			
3D0823	Impuesto a la Renta y Participación de los Trabajadores		0	0
3D0824	Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
3D0825	Provisiones		0	0
3D0826	Diferencia de Cambio		0	0
3D08ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación**		(112,062)	(66,042)

Ferreyros S.A.A.

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

CPC. BERNARDO CHAUCA QUISP
Contador General - Mat 19915

Ferreyros

NOTAS A LOS ESTADOS FINANCIEROS
Al 30 de junio del 2008

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIFF comprenden a las Normas Internacionales de Información Financiera (NIIF), a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41 , de las NIIF de la 1 a la 6 y de las SIC de la 1 a la 33.

La NIC 27 (revisada en el 2003) establece, principalmente, que las inversiones en subsidiarias, que son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista, por el método de costo o por el del valor razonable. Respecto de esta NIC, el Consejo Normativo de Contabilidad, teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su Resolución No. 038-2005-EF/93.01 de fecha 28 de diciembre de 2005, publicada el 3 de febrero de 2006, acordó mantener la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, asociadas y negocios conjuntos.

Los estados financieros del ejercicio han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2007.

Moneda funcional y de presentación
Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General · Mat. 19915

2) ADMINISTRACION DE RIESGOS FINANCIEROS POR TASA DE INTERÉS Y RESULTADOS NO REALIZADOS

La Compañía obtiene financiamiento a tasas de interés fijas y variables, las mismas que son pactadas de acuerdo con las condiciones de mercado.

A partir de junio del 2008 se ha contratado instrumentos de cobertura del riesgo de tasa de interés variable, habiéndose fijado dicha tasa de interés mediante contrato SWAP, de acuerdo a lo siguiente:

Entidad	Importe Obligaciones por pagar US$ 000	Vencimiento	Intereses	
			Tasa Variable	Tasa Resultante Fija
Standard Chartered	8,000	24/01/2011	L3M + 2%	5.74%
Caterpillar / Chile1	9,499	19/03/2013	L3M + 1%	5.27%
Caterpillar / Chile2	3,089	01/05/2015	L3M + 2.5%	6.82%
Caterpillar / Chile3	5,433	01/03/2012	L3M + 2.5%	6.40%
TOTAL	26,020			

Interés devengado en período sujeto a contrato SWAP, de acuerdo con tasas variables pactadas con acreedores	US$ 000	52
Interés determinado en período sujeto a contrato SWAP, de acuerdo con tasas fijas establecidas mediante éste	US$ 000	67
Resultados no realizados	US$ 000	15
	S/.000	44

El objetivo de esta cobertura es poder conocer la tasa de financiamiento que tendrá la Compañía hasta las fechas de vencimiento de las obligaciones.

3) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende :

	30-06-08		31-12-07	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/. 000	S/. 000	S/. 000	S/. 000
Facturas y letras	418,249	53,537	277,496	51,150
Intereses diferidos	(13,178)	(6,625)	(11,249)	(4,579)
Provisión para cuentas de cobranza dudosa	(28,636)	-	(27,106)	-
	376,436	46,911	239,141	46,571

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

4) CUENTAS POR COBRAR Y CUENTAS POR PAGAR CON EMPRESAS AFILIADAS

Los saldos de las cuentas por cobrar y por pagar con empresas Afiliadas son los siguientes :

	30-06-08	31-12-07
	S/.000	S/.000
Por cobrar vencimiento corriente		
Comerciales:		
Unimaq S.A.	5,889	8,716
Orvisa Sociedad Anónima	3,267	1,059
Domingo Rodas S.A.	43	87
Otras compañias	41	101
Depósitos EFE S.A.	20	-
	9,259	9,963
Diversas :		
Domingo Rodas S.A.	4,118	338
Fiansa Sociedad Anónima	3,599	6
Megacaucho & Representaciones S.A.C.	2,396	1,227
Unimaq S.A.	2,190	2,207
Orvisa Sociedad Anónima	1,889	859
	14,191	4,637
Total cuentas por cobrar vencimiento corriente	23,450	14,600
Por cobrar vencimiento largo plazo		
Diversas:		
Depósitos EFE S.A.	7,744	
Total cuentas por cobrar	**31,194**	**14,600**
Por pagar vencimiento corriente		
Comerciales:		
Unimaq S.A.	5,164	1,647
Motorindustria S.A.	651	658
Orvisa Sociedad Anónima	539	719
Otras compañias	425	468
Total cuentas por pagar	**6,779**	**3,492**

5) EXISTENCIAS

Este rubro comprende:

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISP
Contador General - Mat 19916

	30-06-08	31-12-07
	S/.000	S/.000
Máquinas, motores y automotores	237,986	277,606
Repuestos	111,755	106,627
Servicios de taller en proceso	29,721	28,857
Existencias por recibir	105,349	127,332
	484,811	540,422
Provisión para desvalorización de existencias	(5,507)	(10,917)
	479,304	529,505

El movimiento del período de la provisión para la desvalorización de existencias fue el siguiente:

	30-06-08	30-06-07
	S/.000	S/.000
Saldo inicial	10,917	12,282
Adiciones del período	1,981	1,871
Transferencias a activo fijo	(1,040)	1,185
Aplicaciones por ventas	(1,406)	(4,914)
Otras aplicaciones	(4,946)	0
Saldo final	5,507	10,424

6) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
CPC BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Ventas S/.000	Transferencias S/.000	Saldos finales S/.000
Costo -					
Terrenos	47,365	4,717	(106)		51,976
Edificios y otras construcciones	94,508	702	(27)	706	95,888
Instalaciones	4,662	158			4,820
Maquinaria y equipo	125,127	1,720	(899)	1,184	127,132
Maquinaria y equipo, flota de	0				0
alquiler	139,040	73,288		14,227	226,555
Unidades de transporte	4,124	70	(109)		4,085
Muebles y enseres	39,663	2,729	(40)		42,352
Trabajos en curso	3,082	2,535		(706)	4,911
	457,571	85,919	(1,181)	15,411	557,719
Depreciación acumulada -					
Edificios y otras construcciones	28,974	1,422	(7)		30,389
Instalaciones	3,231	169			3,400
Maquinaria y equipo	87,400	5,106	(641)	(23)	91,842
Maquinaria y equipo, flota de alquiler	25,024	10,667		(5,223)	30,468
Unidades de transporte	3,752	71	(96)		3,727
Muebles y enseres	27,531	1,467	(21)		28,977
	175,911	18,902	(765)	(5,246)	188,802
Provisión para desvalorización	(1,958)			986	(2,944)
Costo neto	279,702				365,973

7) EMISIONES Y REEMBOLSOS DE TÍTULOS DE DEUDA

La deuda por bonos corporativos emitidos es como sigue:

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUIS
Contador General - Mat 10915

Tipo	Fecha emisión	Vencimiento	Saldo pendiente de pago: TOTAL US $.000	TOTAL S/. 000	CORRIENTE US $.000	CORRIENTE S/. 000	NO CORRIENTE US $.000	NO CORRIENTE S/. 000
Cuarta emisión, Serie A, del primer programa	Setiembre del 2005	Hasta setiembre del 2008	15,000	44,505	15,000	44,505		
Tercera emisión, Serie A, del primer programa	Octubre del 2005	Hasta octubre del 2010	6,250	18,544	2,500	7,418	3,750	11,126
Cuarta emisión, Serie B, del primer programa	Febrero del 2006	Hasta febrero del 2009	10,000	29,670	10,000	29,670		
Primera emisión, Serie A, del primer programa	Mayo del 2007	Hasta Mayo del 2010	15,000	44,505			15,000	44,505
Cuarta emisión, Serie A, del primer programa	Setiembre del 2007	Hasta Setiembre del 2011	15,000	44,505			15,000	44,505
Cuarta emisión, Serie B, del primer programa IRD	Noviembre del 2007	Hasta Noviembre del 2011	10,000	29,670			10,000	29,670
Primera emisión, Serie A, del primer programa	Marzo del 2008	Hasta Marzo del 2011	15,000	44,505			15,000	44,505
TOTALES			86,250	255,904	27,500	81,593	58,750	174,311

Los bonos corporativos devengan intereses anuales de 6% en promedio. El interés devengado en el período asciende a S/. 8.10 millones.

Las redención de bonos corporativos en el período es como sigue:

Tipo	Fecha redención	Importe US $.000	Importe S/. 000
Tercera emisión, Serie A, del primer programa	Enero del 2008	625	1,854
Tercera emisión, Serie A, del primer programa	Abril del 2008	625	1,854
TOTALES		1,250	3,709

8) INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISP
Contador General - Mat. 19915

	2008			2007		
	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por ventas y servicios	825,597	196,491	1,022,088	743,529	109,155	852,684
Utilidad de operación	60,881	24,066	84,947	67,116	8,951	76,068
Principales activos: Activos fijos	181,010	184,963	365,973	167,038	102,706	269,744
Existencias	391,723	87,581	479,304	330,761	53,382	384,143
Cuentas por Cobrar	327,861	95,486	423,347	277,589	51,636	329,225

9) PATRIMONIO

En Junta General de Accionistas del 26 de marzo del 2008 se aprobó el pago de dividendos en efectivo por S/. 40.3 millones y la capitalización de resultados acumulados y excedente de revaluación por S/. 74.0 y S/. 5.8 millones, respectivamente. La fecha de pago de los diviendos fue el 30 de abril. La Junta aprobó la transferencia de resultados acumulados a reserva legal por S/. 12.7 millones.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital está representado por 377'778,844 acciones comunes de un valor nominal de S/.1.10 cada una.

10) CONTINGENCIAS Y COMPROMISOS

Al 30 de junio del 2008, la Compañía tiene las siguientes contingencias:

a. En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.6.8 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

b. En diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.24.4 millones, incluidos multas e intereses. La Compañía presentara un recurso de reclamación ante la Administración Tributaria.

c. En junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 36.7 y S/. 6.0 millones, respectivamente, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración tributaria.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat 19915

d. En diciembre del 2006, la Compañía recibió Resoluciones de Multa por retención del Impuesto a la Renta sobre servicios prestados por no domiciliados de los años 2004 al 2006 por un total de S/. 1.3 millones, incluidos intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

e. El 4 de abril del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2004 por un total de S/. 11.0 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de reclamación ante la Administración Tributaria.

f. El 7 de Julio del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2005 por un total de S/.6.2 millones, incluidas multas e intereses. La Compañía presentará un recurso de reclamación ante la Administración Tributaria.

g. Al 30 de junio del 2008, la Compañía mantiene en proceso de reclamación, juicios por US $ 1.3 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Al 30 de junio del 2008, la Compañía tiene los siguientes compromisos:

a. Avales por US $ 11.7 millones y US $ 26.4 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 4.5 millones, que garantizan transacciones diversas.

11) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
CPC BERNARDO CHAUCA QUISPE
Contador General - Mat. 19918

		Trimestres terminados el:		Periodos terminados el:	
		30-06-08	30-06-07	30-06-08	30-06-07
Utilidad neta	S/.	11,886,758	30,027,336	53,170,732	68,146,247
Promedio ponderado de acciones comunes en circulación		377,778,844	377,778,844	377,778,844	377,778,844
Utilidad básica por acción	S/.	0.0315	0.0795	0.1407	0.1804

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

12) VENTAS NETAS Y UTILIDAD EN VENTAS

Las operaciones realizadas con empresas subsidiarias fueron las siguientes:

	Trimestres terminados el:		Periodos terminados el:	
	30-06-08	30-06-07	30-06-08	30-06-07
	S/.000	S/.000	S/.000	S/.000
Ventas netas	10,060	16,563	20,782	37,126
Utilidad en ventas	896	1,203	1,613	3,194

13) TRANSACCIONES CON VINCULADAS

Las transacciones del periodo con subsidiarias se resumen como sigue:

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10916

	30-06-08 S/. 0.000	30-06-07 S/. 0.000
Venta de bienes		
Unimaq	10,567	24,856
Orvisa S.A.	9,867	11,963
Cresko S.A	19	0
Otras	12	16
	20,465	36,835
Venta de servicios	317	291
Total venta de bienes y servicios	20,782	37,126

	30-06-08 S/. 0.000	30-06-07 S/. 0.000
Compras de bienes		
Unimaq S.A	15,550	1,794
Fiansa S.A	3,560	1,055
Mega Caucho & Representaciones S.A.	1,266	345
Orvisa S.A.	845	1,992
Otras	50	110
	21,271	5,296
Compra de servicios	1,124	1,192
Total compra de bienes y servicios	22,395	6,488

Los ingresos provenientes de estas operaciones se encuentran gravados con Impuesto General a las Ventas e Impuesto a la Renta.

Las operaciones se realizan a valor de mercado y la forma de pago es al contado.

14) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 31 de marzo que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	30-06-08 S/.000	30-06-07 S/.000
Transferencias de existencias a inmuebles, maquinarias y equipo	86,166	52,602
Transferencias de inmuebles, maquinarias y equipo a existencias	65,509	35,474

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

END